Item 77h: Change in Control of Registrant

Ceasing Control of Credit Suisse Emerging Markets Common

As of April 30, 2007, Charles Schwab & Co Inc Special Custody Account for the Exclusive Benefit of Customers ("Shareholder") owned 419,918.557 shares of the Fund, which represented 26.37% of the Fund. As of October 31, 2007, the Shareholder owned 300,148.827 shares, which represented 24.06% of the Fund. Accordingly, Shareholder has ceased to be a controlling person of the Fund.